FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2007

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release Dated June 5, 2007.

➢

Lund Gold Ltd. – BC FORM 53-901F, Material Change Report,

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

July 5, 2007

By:         “Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

July 5, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@lund.com

June 5, 2007	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

DRILLING CONTRACT SIGNED FOR CARNEIRINHO PROJECT

Lund Gold Ltd. (TSX-V:LGD) is pleased to report that the Phase 2 exploration at the Carneirinho Property in the Tapajos region of north central Brazil has commenced.  The Phase 1 gold results from reconnaissance sampling show that 185 soil samples contain more than background levels gold.  In total, 6 spacially separate gold anomalies exist away from the current Garimpeiro workings.  Of the 6 gold anomalies, 4 exist in conjunction with a coincidental magnetic low and 2 of the anomalies are coincident with a linear magnetic high based on the ground geophysical survey completed as part of the phase 1 exploration.   Construction of a 20 man camp has begun and will be completed by the end of the month to facilitate the Phase 2 exploration.

The 2007 exploration is part of an aggressive follow-up program which will include the collection of up to 1650 soil samples, rock sampling and ground geophysical surveying to better delineate and evaluate the newly discovered gold anomalies,  followed by hand trenching and drilling.  As well, newly acquired landsat data will be used to better interpret structural controls with respect to gold mineralization.

A drill contract has been signed with Kluane International Drilling Inc. for an initial 1000m diamond drill program.  The approved Phase 2 budget is $700,000 and the exploration program will be completed by about the end of July.

Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold-in-soil anomaly and is associated with a well defined magnetic low.

Samples will be sent to Lakefield Geosol Laboratories (Lakefield), Belo Horizonte, Brazil.  Samples will be analyzed for gold and multi-element geochemistry.  Lakefield is ISO9001, version 2000 certified.

Lund holds an option to acquire a 100% interest in the Carneirinho Property.  The 2007 exploration is under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

  ”Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 11, 2007

Item 3.

Press Release

June 5, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Carneirinho Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11th  day of June, 2007.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)